Exhibit 99.1

Golden Star Second Quarter 2015 Results Conference Call

TORONTO, July 22, 2015 /CNW/ - Golden Star will be releasing its second quarter 2015 financial results after market close on July 29, 2015.  The Company will conduct a conference call and webcast to discuss these results on July 30, 2015 at 10:00 am EDT.

The quarterly results call can be accessed by telephone or by webcast as follows:
Participants - toll free: +1 888 390 0605
Participants - toll: +1 416 764 8609
Conference ID: 50609963
Webcast: www.gsr.com

Please call in five minutes prior to the conference call start time to ensure a prompt start.

A recording of the call will be available until August 5, 2015 by dialing:
Toll free: +1 888 390 0541
Toll: +1 416 764 8677
Replay passcode: 609963#

The webcast will also be available after the call at www.gsr.com

Company Profile:

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is an established gold mining company that holds a 90% interest in the Wassa, Prestea and Bogoso gold mines in Ghana.  In 2014, Golden Star produced 261,000 ounces of gold.  The Company is financed to pursue brownfield development projects at its Wassa and Prestea mines which are expected to transform these mines into lower cost producers from 2016 onwards.  As such, Golden Star offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with significant development upside potential.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Angela Parr, Vice President Investor Relations, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 09:45e 22-JUL-15